Filed Pursuant to Rule 424(b)(2)
Registration No. 333-107998

PROSPECTUS SUPPLEMENT

(To prospectus dated October 27, 2003)

6,000,000 Shares

ADOLOR CORPORATION

Common Stock

Adolor Corporation is selling 6,000,000 shares of its common stock.

The shares are quoted on the Nasdaq National Market under the symbol “ADLR.” On November 5, 2003, the last sale price of the shares as reported on the Nasdaq National Market was $17.41 per share.

Investing in the common stock involves risks which are described in the Certain Risks Related to Our Business section beginning on page 3 of the accompanying prospectus.

	Per Share	Total
Public offering price	$17.250	$103,500,000

Underwriting discount	$1.035	$6,210,000

Proceeds, before expenses, to Adolor Corporation	$16.215	$97,290,000

The underwriters may also purchase up to 900,000 additional shares from Adolor Corporation at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. If the over-allotment option is exercised in full, Adolor Corporation will receive additional proceeds of $14.6 million, before expenses.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about November 12, 2003.

Merrill Lynch & Co.

Lehman Brothers

Pacific Growth Equities, LLC

Adams, Harkness & Hill, Inc. First Albany Corporation

The date of this prospectus supplement is November 5, 2003.

Prospectus Supplement

Prospectus

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with information that is different. We are only offering the securities in states where it is legal to offer and sell them. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the cover page of the documents. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

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Important Notice About Information Presented In This

Prospectus Supplement And The Accompanying Prospectus

In this prospectus supplement and the accompanying prospectus, the terms “Adolor,” “we,” “us” and “our” refer to Adolor Corporation and its consolidated subsidiary.

We provide information to you about the common stock in two separate documents: (a) the accompanying prospectus, which provides general information, and (b) this prospectus supplement, which describes the specific details regarding this offering. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page S-14 of this prospectus supplement and “Incorporation By Reference” on page 26 of the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock.

We have trademark protection on Entereg™.

FORWARD-LOOKING STATEMENTS

Various statements made in this prospectus supplement and in the accompanying prospectus and in our reports and public filings incorporated by reference in this prospectus supplement and in the accompanying prospectus are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

•	our product development efforts, including results from clinical trials;

•	anticipated dates of clinical trial initiation, completion and announcement of trial results;

•	anticipated trial results and regulatory filing dates for our product candidates;

•	the status and anticipated timing of regulatory approval, if any, for our product candidates;

•	analysis and interpretation of data by regulatory authorities;

•	anticipated operating losses and capital expenditures;

•	our intentions regarding the establishment of collaborations;

•	anticipated efforts of our collaborators;

•	estimates of the market opportunity and the commercialization plans for our product candidates, including our plans for the development of a sales force;

•	our intention to rely on third parties for manufacturing;

•	our ability to raise additional capital; and

•	our ability to acquire or in-license products or product candidates.

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In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “target,” “goal,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to differences include, but are not limited to, the risk that our additional Phase III Study 308 in our postoperative ileus program is not positive or does not confirm the results of Studies 313, 302 and 306, the risk that the FDA may not agree with our analyses of Studies 313, 302 and 306 and may evaluate the results of these studies by different methods or conclude that the results from the studies are not statistically significant, clinically meaningful or do not support safety, or that there were human errors in the conduct of the studies or otherwise, the risk that we do not file a new drug application for Entereg late in the first half of 2004, the risk that Entereg does not receive FDA approval, and those risks discussed elsewhere in this prospectus supplement and the accompanying prospectus. These risks and other risk factors are set forth in the accompanying prospectus and in our SEC filings which are incorporated by reference herein.

We urge you to carefully review and consider the disclosures found in these filings, all of which are available in the SEC EDGAR database at www.sec.gov. Given the uncertainties affecting pharmaceutical companies in the development stage, you are cautioned not to place undue reliance on any such forward-looking statements, any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) publicly update or revise the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events or otherwise.

The information in this prospectus supplement and the accompanying prospectus should be read in conjunction with our audited and unaudited Consolidated Financial Statements and related Notes thereto included in our SEC filings and incorporated by reference herein.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the risk factors in the accompanying prospectus and in the documents identified under “Where You Can Find More Information” in this prospectus supplement and under “Incorporation by Reference” in the accompanying prospectus.

Overview

We are a biopharmaceutical company specializing in the discovery, development and commercialization of prescription pain management products. EnteregTM (alvimopan), our lead product candidate, is being developed to manage postoperative ileus (POI), the gastrointestinal (GI) side effect which can affect millions of patients following many types of surgery. Entereg is currently being evaluated as an oral dosage form in advanced Phase III clinical studies for patients undergoing certain types of major abdominal surgery. Entereg is also being developed to manage the opioid bowel dysfunction (OBD) which can negatively impact the quality of life for millions of patients using opioid analgesic products, such as morphine, for treating pain. While there are products available to treat certain of the symptoms of POI and OBD, currently, there are no products that are approved by the U.S. Food and Drug Administration (FDA) for these indications. We are collaborating with GlaxoSmithKline (Glaxo) for the global development and commercialization of Entereg. Our next product candidate is a sterile lidocaine patch in clinical development for treating postoperative incisional pain. We also have a number of discovery research programs focused on the identification of novel compounds for the treatment of pain. By applying our knowledge and expertise in pain management, we are seeking to make a positive difference for patients, caregivers and the medical community.

Over 100 million patients experience acute or chronic pain annually in the United States. Pain is associated with a variety of diseases such as arthritis, cancer, multiple sclerosis and back disorders, and also results from many surgical procedures. Opioid analgesics, such as morphine, are considered to be one of the most effective types of pain analgesics used to treat patients with moderate-to-severe pain. According to IMS Health, sales of prescription pain management products in the United States totaled $15.6 billion in 2002, a 5.4% increase over 2001. Opioids may have side effects that can be severely dose limiting, including nausea, vomiting, GI disruption, sedation, decreased respiratory function, addiction, visual and auditory disturbances, unpleasant mood changes and hallucinations. Our product development efforts are directed toward the development of products to treat moderate to severe pain, but without certain of the side effects of current pain medications, as well as the development of products to better manage the side effects of current pain medications.

Our Product Pipeline

Entereg

Opioid analgesics produce pain relief by blocking pain signals through stimulation of opioid receptors located on the surface of nerves that transmit pain signals. Because there are opioid receptors present in the GI tract, opioid analgesics can disrupt normal GI functions that allow for the passage, absorption and excretion of ingested solid materials through the GI tract and, consequently, can cause patients to experience significant discomfort and pain. Entereg is a small molecule, peripherally-acting mu opioid receptor antagonist designed to block the adverse side effects of opioid analgesics on the GI tract without blocking their beneficial analgesic effects.

In April 2002, we entered into a collaboration agreement with Glaxo for the exclusive worldwide development and commercialization of Entereg for certain indications. The companies have agreed to co-develop Entereg for a number of acute and chronic indications, which would potentially involve the use of Entereg in in-patient and out-patient settings. We have overall responsibility for development activities for acute-care indications such as POI, and Glaxo has overall responsibility for development activities for chronic care indications such as OBD. In the United States, we and Glaxo intend to co-promote Entereg and share any commercial returns pursuant to contractually agreed percentages. Outside the United States, Glaxo will be responsible for the development and commercialization of Entereg, and we will receive royalties on sales revenues, if any. Under the terms of the collaboration agreement, Glaxo paid us a non-refundable and non-creditable signing fee of $50 million during the quarter ended June 30, 2002, and we may receive milestone payments of up to $220 million over the term of the agreement based upon the successful achievement, if any, of certain clinical and regulatory objectives.

POI Clinical Development Program

We have completed three Phase II clinical trials studying the use of Entereg for the management of POI that frequently follows abdominal surgery in which opioids are used for pain relief. Subsequently we initiated our Entereg POI Phase III program consisting of four studies. Three of these studies (POI 14CL302, POI 14CL308 and POI 14CL313) are double-blind, placebo-controlled multi-center studies each designed to enroll patients scheduled to undergo certain types of major abdominal surgery and receiving opioids for pain relief. Under the protocols, patients are randomized into three arms to receive placebo, 6 mg or 12 mg doses of Entereg. The primary endpoint in these three efficacy studies is time to recovery of GI function, a composite measure of the time to recovery of both the upper and lower GI functions, as defined by time to tolerability of solid foods and time to first flatus or first bowel movement, whichever occurred last. The fourth POI clinical study in our Phase III program, POI 14CL306, is a double-blind, placebo-controlled multi-center observational safety study under which patients are randomized to receive either Entereg 12 mg (413 patients) or placebo (106 patients). We estimate that the four Phase III clinical trials will enroll over 2,100 patients in total, including over 900 patients at the 12 mg dose. We are targeting filing a new drug application for Entereg late in the first half of 2004.

Study 302.    In April 2003, we announced top-line results of our first POI Phase III clinical study, Study 302. Study 302 enrolled 451 patients, and was designed to include large bowel resection patients and radical hysterectomy patients, as well as simple hysterectomy patients (22% of enrolled patients). A statistically significant difference was achieved in the primary endpoint of the study, time to recovery of GI function, in patients in the Entereg 6 mg treatment group compared to patients in the placebo group (Cox proportional hazard model, hazard ratio = 1.44; P<0.01). A difference in favor of the Entereg 6 mg treatment group versus placebo was observed for all secondary endpoints, including time to hospital discharge order written. A positive trend was observed in the primary endpoint of the study for the Entereg 12 mg treatment group; however, the difference from placebo was not statistically significant (Cox proportional hazard model, hazard ratio = 1.23; P = 0.11).

The hazard ratio measures the degree of difference between the study drug group and the placebo group. A hazard ratio of 1 would indicate no difference between the study drug group and the placebo group in achieving the endpoint. A hazard ratio of 1.5 means that, on the average during the course of the data collection period, the subjects receiving test drug are 50% more likely to achieve the endpoint. Statistical analyses estimate the probability that a positive effect is actually produced by the drug. This probability is expressed as a “p value” which refers to the likelihood that the difference measured between the drug group and the placebo group occurred just “by chance”. For example, when a p value is reported as p<0.05, the probability that the drug produced an effect “by chance” is less than 5%.

Study 313.    In September 2003, we announced top-line results of our second POI Phase III clinical study, Study 313. Study 313 enrolled 510 patients and was designed to include large bowel resection patients, small bowel resection patients and radical hysterectomy patients, and exclude simple hysterectomy patients. A statistically significant difference was achieved in the primary endpoint of the study, time to recovery of GI function, in both the Entereg 6 mg and 12 mg treatment groups compared to the placebo group (Cox proportional hazard model; for 6 mg group, hazard ratio = 1.28; P < 0.05; for 12 mg group, hazard ratio = 1.54; P < 0.01). A difference in favor of Entereg was observed for all of the secondary endpoints in both the 6 mg and 12 mg treatment groups, including time to hospital discharge order written.

Study 306.    In October 2003, we announced top-line results of our third POI Phase III clinical study, Study 306, which enrolled 519 patients. This study was designed to assess safety as its primary objective, and to assess efficacy as a secondary objective and to enroll only patients scheduled to undergo simple hysterectomy procedures. Study 306 was the first study where dosing continued on an out-patient basis after patients were discharged from the hospital. Entereg was generally well tolerated in this observational safety study with 93% of patients completing treatment in the Entereg 12 mg treatment group and 92% of patients completing treatment in the placebo group.

Study 308.    We expect to announce completion of enrollment in Study 308 in the fourth quarter of 2003. This study was designed to enroll approximately 660 patients, and includes large bowel resection patients, small bowel resection patients and radical hysterectomy patients, as well as simple hysterectomy patients (target 14% of enrolled patients).

OBD Clinical Development Program

In November 2002, we announced topline results of Study 304 of Entereg in opioid bowel dysfunction (OBD) patients. This outpatient study enrolled 168 patients who were chronic users of opioids, such as morphine and codeine, primarily for pain relief, and whose bowel function had been impaired as a result of opioid treatment. The patients received once daily dosing for 21 days of either a 0.5 mg or 1 mg dose of Entereg or placebo. The primary endpoint of the study was the proportion of patients having a bowel movement within 8 hours after each dose of study medication during the 21-day treatment period. On average, the proportion of patients who had at least one bowel movement within 8 hours of each dose during the 21-day treatment period was 43% for the Entereg 0.5 mg group, 55% for the Entereg 1 mg group and 29% for the placebo group.

Based on the results of this study, our development and commercialization partner for Entereg, Glaxo, is currently conducting additional Phase II clinical trials investigating longer duration of patient exposure and different dosing strategies in both cancer and non-cancer pain patients.

Sterile Patch Program (ADL 8-7223)

In July 2003, we entered into an agreement with EpiCept Corporation (“EpiCept”) under which we licensed exclusive rights to develop and commercialize in North America a sterile lidocaine patch which is being developed for the management of postoperative incisional pain. A clinical study of this sterile lidocaine patch was previously conducted by EpiCept in Germany and enrolled 215 hospitalized patients undergoing hernia repair. Patients were randomized to receive a patch containing one of two doses of lidocaine or a placebo patch. The surgeons placed the sterile patch over the sutured incision at the end of the procedure and recorded pain scores from 2 to 48 hours. A 27% reduction in post-incisional pain was observed in patients receiving the higher dose lidocaine patch vs. patients receiving a placebo patch. We expect to further evaluate this product in Phase II clinical trials in 2004.

Discovery/In-licensing

We maintain an internal discovery research effort directed toward the development of compounds designed to elicit potential analgesic effects by targeting peripheral and central opioid receptors, including the delta, kappa and mu receptors. Additionally, we are exploring the development of an analgesic product candidate that would be a combination of Entereg and an opioid that would be intended to produce the pain relief of an opioid while reducing side effects, such as constipation, nausea and vomiting.

We believe there are opportunities to expand our product portfolio through the acquisition or in-licensing of products and/or product development candidates, and intend to continue to explore and evaluate such opportunities.

Commercialization

We have a small marketing organization to support our development efforts. We plan to build a sales force in the United States and expand our marketing organization to co-promote Entereg along with Glaxo to surgeons, oncologists and pain management specialists in hospital-care settings, if regulatory approval is received. We intend to rely on Glaxo for sales and marketing of Entereg outside the United States. As we develop additional product candidates we may enter into strategic marketing or copromotion agreements with, and grant additional licenses to, pharmaceutical companies to gain access to additional markets both domestically and internationally.

We are a Delaware corporation and were organized in November 1993. Our principal executive offices are located at 700 Pennsylvania Drive, Exton, PA 19341 and our telephone number is (484) 595-1500.

Summary Financial Data

The following table presents our summary consolidated financial data. We have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage aggregated approximately $191.8 million through September 30, 2003, and we expect to continue to incur substantial losses in future periods. You should read this information together with our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenue:
Contract, grant, license and milestone revenue	$44	$1,387	$28,409	$19,844	$16,605
Operating expenses incurred during the development stage:
Research and development	15,884	36,005	71,705	54,763	43,226
Marketing, general and administrative	7,626	15,229	21,693	17,029	12,009

Total operating expenses	23,510	51,234	93,398	71,792	55,235

Loss from operations	(23,466)	(49,847)	(64,989)	(51,948)	(38,630)
Interest income	2,283	7,481	4,484	3,489	2,004
Interest and other expense	(55)	(41)	(19)	(18)	(32)

Net Loss	(21,238)	(42,407)	(60,524)	(48,477)	(36,658)

Undeclared dividends attributable to mandatorily redeemable convertible preferred stock	4,103	—	—	—	—
Beneficial conversion feature on mandatorily redeemable convertible preferred stock	48,906	—	—	—	—

Net loss allocable to common stockholders	$(74,247)	$(42,407)	$(60,524)	$(48,477)	$(36,658)

Basic and diluted net loss per share	$(13.99)	$(1.42)	$(1.94)	$(1.55)	$(1.16)

Shares used in computing basic and diluted loss per share	5,307,375	29,801,136	31,252,004	31,197,046	31,592,436

	As of December 31,			September 30, 2003
	2000	2001	2002
				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$131,631	$156,444	$153,984	$114,865
Working capital	128,671	149,708	140,290	98,238
Total assets	135,610	164,182	168,271	128,312
Total liabilities	6,571	11,400	67,544	61,711
Deficit accumulated during the development stage	(52,242)	(94,649)	(155,174)	(191,833)
Total stockholders’ equity	129,040	152,781	100,728	66,601

The Offering

Common stock offered	6,000,000 shares

Shares to be outstanding after the offering	37,680,823 shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $96.9 million, after deducting underwriting

discounts and commissions and our estimated offering expenses,

or $111.5 million if the underwriters exercise their over-

allotment option in full. We intend to use these net proceeds for general corporate purposes, which may include increasing our working capital, acquisitions, in-licensing of products or

technologies or capital expenditures. See “Use of Proceeds” in this prospectus supplement.

Risk factors

See “Certain Risks Related to Our Business” beginning on

page 3 of the accompanying prospectus and other information

included in this prospectus supplement, as well as any risk

factors incorporated by reference into this prospectus

supplement or the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	ADLR

The number of shares to be outstanding after the offering is based on 31,680,823 shares outstanding as of September 30, 2003, and excludes:

•	900,000 additional shares of common stock that the underwriters have a right to purchase from us within 30 days from the date of this prospectus supplement to cover over-allotments;

•	3,439,217 shares of common stock issuable upon exercise of options outstanding as of September 30, 2003 at a weighted average exercise price of $12.43 per share; and

•	4,247,801 shares of common stock issuable upon exercise of stock options not outstanding, but reserved for issuance as of September 30, 2003.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 6,000,000 shares of common stock that we are offering will be approximately $96.9 million, based upon a public offering price of $17.25 per share, after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their option to purchase 900,000 additional shares in the offering, we estimate the aggregate net proceeds to us will be approximately $111.5 million.

We intend to use the net proceeds from the offering for general corporate purposes, which may include increasing our working capital, acquisitions, in-licensing of products or technologies or capital expenditures.

We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures, and we will have significant discretion in the use of any net proceeds. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount of the proceeds from this offering and progress with our development programs. Expenditures will also depend upon the establishment of collaborative arrangements with other companies, the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of the securities. Pending these uses, we plan to invest the net proceeds in short-term investments, consisting primarily of investment-grade fixed income securities including corporate bonds and U.S. Treasury obligations.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the symbol “ADLR.” The price range per share reflected in the table below is the highest and lowest bid price for our stock as reported by The Nasdaq National Market during each quarter of the three most recent years that our common stock has been publicly traded.

	High	Low
2003

First Quarter	$14.35	$9.55
Second Quarter	15.46	9.62
Third Quarter	20.20	11.91
Fourth Quarter through November 5, 2003	19.50	17.14

2002

First Quarter	$18.57	$11.04
Second Quarter	15.29	9.83
Third Quarter	14.64	9.09
Fourth Quarter	15.43	12.68

2001

First Quarter	$22.69	$13.88
Second Quarter	29.16	13.55
Third Quarter	23.69	9.85
Fourth Quarter	19.24	14.20

On November 5, 2003, the last reported sale price of our common stock on The Nasdaq National Market was $17.41 per share. As of October 28, 2003, we had approximately 144 shareholders of record.

We have never declared or paid cash dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

CAPITALIZATION

The following table presents our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the receipt and application of net proceeds of the sale of 6,000,000 shares of common stock in this offering at the public offering price of $17.25 per share, less underwriting discounts and commissions and our estimated offering expenses.

The number of shares of common stock to be outstanding after this offering does not include:

•	900,000 additional shares of common stock that the underwriters have a right to purchase from us within 30 days from the date of this prospectus supplement to cover over-allotments;

•	3,439,217 shares of common stock issuable upon exercise of options outstanding as of September 30, 2003 at a weighted average exercise price of $12.43 per share; and

•	4,247,801 shares of common stock issuable upon exercise of stock options reserved for issuance as of September 30, 2003.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes set forth in our most recent quarterly and annual reports and incorporated by reference herein.

	As of September 30, 2003
	Actual	As Adjusted
	(unaudited)
Cash, cash equivalents and short term investments	$114,865,338	$211,800,338

Stockholders’ equity:
Series A Junior Participating preferred stock, $0.01 par value; 35,000 shares authorized, none issued and outstanding	—	—
Preferred stock, par value $0.01; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.0001; 99,000,000 shares authorized; 31,680,823 shares actual and 37,680,823 as adjusted	3,168	3,768
Additional paid-in capital	260,074,357	357,008,757
Notes receivable	(56,397)	(56,397)
Deferred compensation	(1,629,421)	(1,629,421)
Unrealized gains on available for sale securities	42,361	42,361
Deficit accumulated during the development stage	(191,832,701)	(191,832,701)

Total stockholders’ equity	66,601,367	163,536,367

Total capitalization	$66,601,367	$163,536,367

DILUTION

If you invest in our common stock, your interest would be diluted to the extent of the difference between the public offering price per share of our common stock set forth on the cover page of this prospectus supplement and the adjusted net tangible book value per share of our common stock after this offering. Our reported net tangible book value per share as of September 30, 2003 is $2.10. We calculate net tangible book value per share by dividing net tangible book value, which equals total tangible assets less total tangible liabilities, by the number of outstanding shares of our common stock.

At the public offering price of $17.25 per share, our as adjusted net tangible book value at September 30, 2003 would have been $4.34 per share. This represents an immediate increase in the net tangible book value per share of $2.24 per share to existing stockholders and an immediate dilution of $12.91 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$17.25
Reported net tangible book value per share as of September 30, 2003	$2.10
Increase per share attributable to new investors	2.24

As adjusted net tangible book value per share after this offering		4.34

Dilution per share to new investors		$12.91

To the extent that outstanding options are exercised, there may be further dilution to new investors.

See “Certain Risks Related to Our Business—New investors will experience immediate and substantial dilution and this offering could lead to a decline in the price of our common stock” in the accompanying prospectus.

UNDERWRITING

We intend to offer the shares of common stock through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,000,000
Lehman Brothers Inc.	1,200,000
Pacific Growth Equities, LLC	900,000
Adams, Harkness & Hill, Inc.	450,000
First Albany Corporation	450,000

Total	6,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We have requested the underwriters to reserve for sale 60,000 shares of the common stock offered under this prospectus to David M. Madden, one of our directors, at the public offering price on the cover page of this prospectus. The number of shares available to the general public in this offering will be reduced to the extent Mr. Madden purchases the reserved shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.62 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$17.250	$103,500,000	$119,025,000
Underwriting discount	$1.035	$6,210,000	$7,141,500
Proceeds, before expenses, to Adolor Corporation	$16.215	$97,290,000	$111,883,500

The expenses of the offering, not including the underwriting discount, are estimated at $355,000 and are payable by us.

In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum compensation to the underwriters or dealers in connection with the sale of our common stock pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price of the common stock as set forth on the cover page of this prospectus supplement. The maximum compensation paid to the underwriters in connection with this offering will be less than 8%.

Over-allotment Option

We have granted an option to the underwriters to purchase up to 900,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

We, our directors and our executive officers have agreed, with certain exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the consent of Merrill Lynch. Specifically, these directors and officers have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any common stock; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

This lockup provision applies both to our common stock and to any securities convertible into or exchangeable or exercisable for our common stock.

Quotation on the Nasdaq National Market

Our shares of common stock are traded on the Nasdaq National Market under the symbol “ADLR.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our common stock offered hereby is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representative may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. Any such allocation for online distributions will be made on the same basis as other allocations. An electronic prospectus is available on the Website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Website relating to this offering is not a part of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these previous transactions.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for Adolor Corporation by Dechert LLP, Philadelphia, Pennsylvania. As of September 30, 2003, Dechert LLP beneficially owned 5,000 shares of our common stock, and attorneys associated with Dechert LLP who provided legal advice in connection with this prospectus supplement beneficially owned an aggregate of 3,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of Adolor Corporation and subsidiary, a development stage company, as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference in this prospectus supplement and in the accompanying prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus supplement and the accompanying prospectus. In addition to those documents incorporated by reference in the accompanying prospectus, we incorporate by reference the following documents which have been filed with the SEC:

•	Current Report on Form 8-K, filed on November 4, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed on October 29, 2003;

•	Current Report on Form 8-K/A, filed on October 10, 2003;

•	Current Report on Form 8-K, filed on September 24, 2003;

•	Current Report on Form 8-K, filed on August 18, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed on August 7, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 14, 2003;

•	Current Report on Form 8-K, filed on April 14, 2003;

•	Amendment No. 1 to Registration Statement on Form 8-A, filed on April 8, 2003;

•	Definitive Proxy Statement, filed on April 1, 2003;

•	Annual Report on Form 10-K for the period ended December 31, 2002, filed on March 18, 2003;

•	Current Report on Form 8-K, filed on February 12, 2003;

•	Registration Statement on Form 8-A, filed on February 22, 2001;

•	Registration Statement on Form 8-A, filed on March 21, 2000.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended, until the termination of the offering by this prospectus supplement and the accompanying prospectus.

You can obtain a copy of any documents which are incorporated by reference in this prospectus supplement and the accompanying prospectus (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning Investor Relations, at Adolor Corporation, 700 Pennsylvania Drive, Exton, PA  19341, (484) 595-1500.

PROSPECTUS

7,500,000 Shares

Adolor Corporation

Common Stock

We may from time to time sell up to 7,500,000 shares of our common stock, par value $0.0001 per share.

We will provide the specific terms related to sales of these securities in supplements to this prospectus. The prospectus supplements may also add to or update information contained in this prospectus. Before you invest, you should carefully read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “ADLR”.

Investing in our common stock involves a high degree of risk. You should carefully consider certain risk factors in determining whether to buy any of our common stock. See “ Certain Risks Related to Our Business” on page 3.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any other prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 27, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under this shelf process, we may, from time to time, sell up to 7,500,000 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the common stock we may offer. Each time that securities are sold, a prospectus supplement that will contain specific information about the terms of that offering will be provided. The prospectus supplement may also add to or update information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Available Information.”

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, that the information contained herein is correct as of any time subsequent to its date, or that any information incorporated by reference herein is correct as of any time subsequent to its date.

i

THE COMPANY

We are a development stage biopharmaceutical corporation that was formed in 1993. We specialize in the discovery, license, acquisition, development and commercialization of prescription pain management products. We have a number of small molecule product candidates that are in various stages of development ranging from preclinical studies to Phase III clinical trials. Our lead product candidate, Entereg™ (alvimopan), is designed to selectively block the unwanted effects of opioid analgesics on the gastrointestinal tract. Our other product candidates are being designed as analgesics to treat moderate-to-severe pain conditions.

Alvimopan is being evaluated in acute and chronic indications. We have completed three Phase II clinical trials studying the use of alvimopan for the management of postoperative ileus (“POI”) that frequently follows abdominal surgery in which opioids are used for pain relief. Subsequently we initiated our alvimopan POI Phase III program consisting of four studies. Three of these studies (POI 14CL302, POI 14CL308 and POI 14CL313) are double-blind, placebo-controlled multi-center studies each designed to enroll patients scheduled to undergo certain types of major abdominal surgery and receiving opioids for pain relief. Under the protocols, patients are randomized into three arms to receive placebo, 6 mg or 12 mg doses of alvimopan. The primary endpoint in these three studies is a composite measure of the time to recovery of both the upper and lower gastrointestinal functions as defined by time to tolerability of solid foods and time to first flatus or first bowel movement. The fourth POI clinical study in our Phase III program, POI 14CL306, is a double-blind, placebo-controlled multi-center study designed to enroll patients scheduled to undergo total abdominal simple hysterectomy and receiving opioids for pain relief. Under this protocol, patients are randomized to receive either alvimopan 12 mg (413 patients) or placebo (106 patients). This study was designed to assess safety as its primary objective, and will also assess efficacy as a secondary objective.

In April 2003, we announced top-line results of our first POI Phase III clinical study, POI 14CL302, which enrolled 450 patients. A statistically significant difference was achieved in the primary endpoint of the study, time to recovery of gastrointestinal function, in patients in the alvimopan 6 mg treatment group compared to patients in the placebo group (Cox proportional hazard model, hazard ratio = 1.44; P<0.01). Time to recovery of gastrointestinal function was a composite measure of the time to recovery of both lower and upper gastrointestinal function as defined by time to first flatus or first bowel movement and time to tolerability of solid foods, whichever occurred last. A difference in favor of the alvimopan 6 mg treatment group versus placebo was observed for all secondary endpoints, including time to hospital discharge order written. A positive trend was observed in the primary endpoint of the study for the alvimopan 12 mg treatment group; however, the difference from placebo was not statistically significant (Cox proportional hazard model, hazard ratio = 1.23; P = 0.11).

The hazard ratio measures the degree of difference between the study drug group and the placebo group. A hazard ratio of 1 would indicate no difference between the study drug group and the placebo group. Statistical analyses estimate the probability that a positive effect is actually produced by the drug. This probability is expressed as a “p value” which refers to the likelihood that the difference measured between the drug group and the placebo group occurred just “by chance.” For example, when a p value is reported as p<0.05, the probability that the drug produced an effect “by chance” is less than 5%.

In September 2003, we announced top-line results of our second Phase III clinical study, POI 14CL313, which enrolled 510 patients. A statistically significant difference was achieved in the primary endpoint of the study, time to recovery of gastrointestinal function, in both the alvimopan 6 mg and 12 mg treatment groups compared to the placebo group (Cox proportional hazard model; for 6 mg group, hazard ratio = 1.28; P < 0.05; for 12 mg group, hazard ratio = 1.54; P < 0.01). A difference in favor of alvimopan was observed for all of the secondary endpoints in both the 6 mg and 12 mg treatment groups.

In October 2003, we announced top-line results of our third POI Phase III clinical study, POI 14CL306, which enrolled 519 patients. Alvimopan was generally well tolerated in this study with 93% of patients completing treatment in the alvimopan 12 mg treatment group and 92% of patients completing treatment in the placebo group. The most frequently observed adverse events in both groups were nausea, vomiting and constipation. Discontinuations due to adverse events were 4% in the treatment group and 5% in the placebo group.

The results of studies POI 14CL302, POI 14CL313 and POI 14CL306 have not been submitted to or reviewed by the U.S. Food and Drug Administration (“FDA”) or any other regulatory agency. The results from these studies are not necessarily indicative of the results that may be obtained in the other Phase III study of alvimopan in postoperative ileus, study POI 14CL308, which has not yet been completed, analyzed, and reported.

Enrollment in study POI 14CL308 is expected to be completed in the fourth quarter of 2003 at approximately 660 patients.

In April 2002, we entered into a collaboration agreement with Glaxo Group Limited (“Glaxo”) for the exclusive worldwide development and commercialization of alvimopan for certain indications. The companies have agreed to co-develop alvimopan for a number of indications, both acute and chronic, which would potentially involve the use of alvimopan in in-patient and out-patient settings. Under the terms of the collaboration agreement, Glaxo paid us a non-refundable and non-creditable signing fee of $50.0 million during the quarter ended June 30, 2002 and we may receive milestone payments of up to $220.0 million over the term of the agreement upon the successful achievement, if any, of certain clinical and regulatory objectives.

We have also completed several Phase II and one Phase III clinical trial studying the use of alvimopan for the reversal of the severe constipating effects associated with chronic use of opioids. Overall responsibility for the development of alvimopan in chronic indications is now carried on by Glaxo.

We believe there are opportunities to expand our product portfolio by the acquisition or in-licensing of products and/or product development candidates, and intend to explore and evaluate such opportunities.

In July 2003, we entered into an agreement with EpiCept Corporation (“EpiCept”), under which we obtained exclusive rights to develop and commercialize in North America EpiCept’s sterile lidocaine patch which is being developed for the management of postoperative incisional pain. We made a $2.5 million payment to EpiCept upon execution of the agreement and may make up to $20.0 million in additional development milestone payments if certain clinical and regulatory achievements are reached.

We also have other compounds that are being designed to elicit potential analgesic effects by targeting peripheral opioid receptors, including the kappa receptor. Additionally, we are exploring the development of an analgesic product candidate that would be a combination of alvimopan and an opioid that would be intended to produce the pain relief of an opioid while reducing side effects, such as constipation, nausea and vomiting.

We have a small marketing organization to support our development efforts. We plan to build a sales force in the United States and expand our marketing organization to co-promote alvimopan along with Glaxo to surgeons, oncologists and pain management specialists in hospital-care settings, if regulatory approval is received. We intend to rely on Glaxo for sales and marketing of alvimopan outside the United States. As we develop additional product candidates we may enter into strategic marketing or co-promotion agreements with, and grant additional licenses to, pharmaceutical companies to gain access to additional markets both domestically and internationally.

We have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage aggregated approximately $178.0 million through June 30, 2003, and we expect to continue to incur substantial losses in future periods. A significant portion of our revenue recognized in 2002 and to date in 2003 has been from reimbursement of expenses from Glaxo under our collaboration agreement and it is expected that such revenues will be substantially reduced in future periods as the related reimbursable expenses are expected to decrease. We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development, particularly our lead product candidate, alvimopan. We may never become profitable and even if we become profitable, we may not be able to sustain profitability on a continuing basis. We do not expect to generate a positive cash flow from operations for the next several years, if ever. Prior to exhausting our current cash and short-term investments, we will need to raise additional funds to finance our operating activities. There are no assurances that we will be successful in obtaining an adequate level of financing for the long-term development and commercialization of our product candidates.

Corporate Information

Our principal executive offices are located at 700 Pennsylvania Drive, Exton, Pennsylvania 19341. Our telephone number is (484) 595-1500. Our Internet website address is http://www.adolor.com. We do not intend the information found on our website to be a part of this prospectus.

CERTAIN RISKS RELATED TO OUR BUSINESS

You should carefully consider the risks described below before making an investment decision. These are the material risks currently known to us.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We are highly dependent on achieving success in the clinical testing, regulatory approval and commercialization for the management of POI of our lead product candidate, alvimopan, which may never be approved for commercial use.

We have invested a significant portion of our time and financial resources since our inception in the development of alvimopan, and we anticipate for the foreseeable future our potential to achieve revenues from product sales will be dependent on its successful clinical testing, regulatory approval in the United States and commercialization. Drug development is a highly uncertain process. We or Glaxo, with whom we are collaborating to develop alvimopan, may suffer significant setbacks in advanced clinical trials of alvimopan, even after achieving potentially promising results in earlier clinical trials. Even if the clinical trials of alvimopan are successful, prior to commercialization of alvimopan in the United States, we will have to submit, and the FDA will have to approve, a New Drug Application (“NDA”) for alvimopan.

Our alvimopan POI Phase III program consists of four studies, three of which have reported results. The results from any one or all of our clinical trials may be negative. Negative results from one or more of these clinical trials will adversely affect our ability to obtain regulatory approval for alvimopan.

The results of studies POI 14CL302, POI 14CL313 and POI 14CL306 have not been submitted to or reviewed by the FDA or any other regulatory agency. The results from these studies are not necessarily indicative of the results that may be obtained in the Phase III study of alvimopan in POI which has not yet been completed, analyzed and reported.

Adverse safety findings from one or more of our clinical trials will adversely affect our ability to obtain regulatory approval for alvimopan. Additional clinical trials of alvimopan could produce undesirable or unintended side effects that have not been evident in our clinical trials conducted to date. In addition, in patients who take multiple medication, drug interactions with alvimopan could occur that can be difficult to predict. These events, among others, will make it more difficult for us to obtain regulatory approval for alvimopan. The most frequent adverse events in the placebo, 6 mg and 12 mg treatment groups in studies POI 14CL302 and POI 14CL313 were nausea, vomiting and hypotension. The most frequent adverse events in the placebo and 12 mg treatment groups in study POI 14CL306 were nausea, vomiting and constipation.

Our alvimopan clinical trials are testing whether alvimopan is able to selectively block the effects of narcotic analgesics on the gastrointestinal tract. As combination clinical trials, they are subject to the risk that the use of alvimopan with narcotic analgesics may result in unexpected toxicity, or increase the side effects associated with the individual products to an unacceptable level, or interfere with the efficacy of the narcotic analgesic. In addition, assessing clinical trial results of alvimopan in combination with narcotic analgesics may add to the complexity of interpreting the study results.

If we are unable to commercialize alvimopan, our ability to generate revenues will be impaired and our business will be harmed.

We have not yet commercialized any products or technologies, and we may never be able to do so. If our NDA, if any, for alvimopan is not approved by the FDA, or if approval is delayed, our ability to achieve revenues from product sales will be impaired and our stock price will be materially and adversely affected. FDA approval is contingent on many factors, including clinical trial results and the evaluation of those results. Even if alvimopan is approved by the FDA for marketing, we will not be successful unless alvimopan gains market acceptance. The degree of market acceptance of alvimopan will depend on a number of factors, including:

•	the establishment and demonstration in the medical community of the safety and clinical efficacy of alvimopan and its potential advantages over competitive products; and

•	pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend alvimopan.

Even if we conclude that the results from our preclinical studies and clinical trials of alvimopan are positive, the FDA may not agree with us.

While we believe the results of studies POI 14CL302, POI 14CL313 and POI 14CL306, if confirmed in our additional studies, support our goal of submitting an NDA for alvimopan, there can be no assurance that the FDA will concur with that assessment. The FDA may evaluate the results by different methods or conclude that the clinical trial results are not statistically significant or clinically meaningful or that there were human errors in the conduct of the clinical trials or otherwise. Even if we believe we have met the FDA guidelines for submission of data and information to the NDA, if any, there is a risk that the FDA will require additional data and information that we are unable to provide.

The results from our clinical trials may show that the differences between our product candidates and placebos are not statistically significant.

There is a risk that our clinical studies do not show a statistically significant difference between our product candidates and placebos. In our Phase III clinical study POI 14CL302 for alvimopan in the management of POI, the 12 mg alvimopan treatment group’s difference from placebo was not statistically significant. There can be no assurance that this outcome will not occur again in our further clinical testing, or that the 6 mg alvimopan treatment group will again achieve a statistically significant difference from placebo in our further clinical testing.

Because the alvimopan Phase III studies (POI 14CL302, POI 14CL308 and POI 14CL313) are intended to be confirmatory and each study involves multiple comparisons (i.e. two doses of alvimopan versus placebo), under statistical techniques, statisticians control the overall study error rate (i.e. the likelihood that the drug response occurred by chance) by requiring that each of the multiple dose comparisons meet a P-value of P < 0.05 to show statistical significance. In the event that one of the dose comparisons in any of these POI Phase III studies does not reach a significance level of P < 0.05, the other dose comparison in that study will need to reach a significance level of P < 0.025 to be considered statistically significant, as was the case in study POI 14CL302.

Patients may discontinue their participation in our clinical studies, which may negatively impact the results of these studies, and extend the timeline for completion of our development programs.

We are subject to the risk that patients enrolled in our clinical studies may discontinue their participation at anytime during the study as a result of a number of factors, including, withdrawing their consent or experiencing adverse clinical events which may or may not be judged related to our product candidates under evaluation. We are subject to the risk that if a large number of patients in any one of our studies discontinue their participation in the study, the results from that study may not be positive or may not support an NDA for regulatory approval of our product candidates.

In clinical study POI 14CL302, we saw discontinuation rates of 21%, 16%, and 27 % in the placebo group, 6 mg dose group and 12 mg dose group, respectively. This resulted in fewer efficacy evaluable patients in the placebo and 12 mg treatment groups compared to the 6 mg treatment group. Following the analysis of study POI 14CL302, we increased enrollment in studies POI 14CL313 and POI 14CL308, with the objective of potentially increasing the number of efficacy evaluable patients in each dose group in our ongoing studies. These enrollment increases have extended the timeline for completion of our POI development program. Study POI 14CL313 has been completed, and the discontinuation rates were 30%, 23% and 19% in the placebo, 6 mg and 12 mg dose groups, respectively. Enrollment in study POI 14CL308 is continuing.

In addition, the time required to complete clinical trails is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of the clinical protocol requirements;

•	the diversion of patients to other trials or marketed therapies;

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the study.

We may not be able to successfully develop alvimopan for use in treating chronic opioid bowel dysfunction (“OBD”).

We have completed several Phase II trials and one Phase III clinical trial studying the use of alvimopan for the reversal of the severe constipating effects associated with chronic use of opioids. The overall responsibility for the development of alvimopan in chronic indications is now carried on by Glaxo. Additional long-term animal toxicity studies are necessary to support further development of alvimopan in OBD. Adverse safety findings in these long-term animal toxicity studies could adversely affect our prospects for alvimopan, including its prospects for use in POI. Results from the clinical studies conducted to date in OBD are not necessarily indicative of the results that may be obtained in further OBD studies, or in clinical studies in the POI indication. Additional studies for chronic OBD investigating longer duration of patient exposure and different dosing strategies, as well as preclinical toxicology studies, will be required prior to initiating the confirming clinical studies required to be successfully completed before any NDA could be filed for use of alvimopan in OBD.

Our stock price may be volatile, and your investment in our stock could decline in value. We may become involved in securities class action litigation.

The market price for our common stock has been highly volatile and may continue to be highly volatile in the future. For example, in the calendar year ended December 31, 2002, the price of our common stock reached a low of $9.09 per share in July 2002 and a high of $18.57 per share in January 2002. During the first nine months of 2003, the price of our common stock was $9.55 per share at its low point in March 2003 and $20.20 per share at its high point in September 2003.

The market price for our common stock is highly dependent on the results of our clinical trials, in particular our Phase III clinical trials of alvimopan in POI. There can be no assurance that our clinical trials will be fully enrolled within expected timeframes or that the results of any of our Phase III clinical trials will be positive. Failure to achieve positive results in any or all of these studies would adversely impact the market price of our common stock.

The following factors, in addition to the factors described in the alvimopan risk factor above and other risk factors contained in this document, may have a significant impact on the market price of our common stock:

•	developments concerning our collaborations, including our collaboration with Glaxo;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	the general performance of the equity markets and in particular, the biopharmaceutical sector of the equity markets.

Following periods of volatility and decline in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management’s attention and resources.

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

We believe our existing cash, cash equivalents, restricted cash and short-term investments as of June 30, 2003 of approximately $126.2 million will be sufficient to meet our currently estimated operating and investing requirements into mid 2005. We have generated operating losses since we began operations in November 1994. We expect to continue to generate such losses and will need additional funds that may not be available in the future. We have no products that have generated any revenue, and as of June 30, 2003, we have incurred a cumulative net loss of approximately $178.0 million. During the calendar years ended December 31, 2002 and 2001, we incurred operating losses of approximately $65.0 million and $49.8 million, respectively, and net losses of approximately $60.5 million and $42.4 million, respectively. During the six month period ended June 30, 2003, we incurred operating losses of approximately $24.3 million and net losses of approximately $22.8 million. Even if we succeed in developing a commercial product, we expect to incur substantial losses for at least the next several years and expect that these losses will increase as we expand our research and development and sales and marketing activities. If we fail to obtain the capital necessary to fund our operations, we will be forced to curtail our operations and we will be unable to develop products successfully. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or to us. If adequate funds are not available on acceptable terms, our ability to fund our operations, products or technologies or otherwise respond to competitive pressures could be significantly delayed or limited, and we may have to reduce or cease our operations. If additional funds become available there can be no assurance that we can predict the time and costs required to complete development programs or that we will not substantially exceed our budgets.

We are dependent on our collaborators to perform their obligations under our collaboration agreements.

In April 2002, we and Glaxo entered into a collaboration agreement for the exclusive worldwide development and commercialization of alvimopan for certain indications. We and Glaxo agreed to develop alvimopan for a number of indications, both acute and chronic, which would potentially involve the use of alvimopan in in-patient and out-patient settings. In the United States, we and Glaxo intend to co-develop and intend to co-promote alvimopan and share development expenses and commercial returns, if any. We have overall responsibility for the development of acute-care indications, such as POI, and Glaxo has overall responsibility for the development of chronic-care indications, such as OBD. We and Glaxo are required to use commercially reasonable efforts to develop the indications for which we and they are respectively responsible. We and Glaxo have established numerous joint committees to collaborate in the development of alvimopan. These committees meet at regularly scheduled intervals. We depend on Glaxo to provide us with substantial assistance and expertise in the development of alvimopan. Any failure of Glaxo to perform its obligations under our agreement could negatively impact our product candidate, alvimopan, and could lead to our loss of potential revenues from product sales and milestones that may otherwise become due under our collaboration agreement and would delay our achievement, if any, of profitability. Glaxo has extensive experience in achieving the successful commercialization of product candidates which it would be difficult for us to replace if the collaboration agreement was not in place. In the near term, our success will largely depend upon the success of our collaboration with Glaxo to further develop alvimopan and our success in obtaining regulatory approval to commercialize alvimopan.

The term of the collaboration agreement varies depending on the indication and the territory. The term of the collaboration agreement for the POI indication in the United States is ten years from the first commercial sale of alvimopan in that indication, if any. Generally the term for the OBD indication in the United States is fifteen years from the first commercial sale of alvimopan in that indication, if any. In the rest of the world, the term is generally fifteen years from the first commercial sale of alvimopan, if any, on a country-by-country and indication-by-indication basis.

Glaxo has certain rights to terminate the collaboration agreement. Glaxo also has the right to terminate its rights and obligations with respect to the acute-care indications, or its rights and obligations for the chronic-care indications. Glaxo has the right to terminate the collaboration agreement for breach of the agreement by us or for safety related reasons as defined in the collaboration agreement. Glaxo’s rights to terminate the acute-care indications or the chronic-care indications are generally triggered by failure to achieve certain milestones within certain timeframes, adverse product developments or adverse regulatory events. If Glaxo terminates the collaboration agreement, we may not be able to find a new collaborator to replace Glaxo, and our business will be adversely affected.

Our corporate collaborators, including Glaxo, may determine not to proceed with one or more of our drug discovery and development programs. If one or more of our corporate collaborators reduces or terminates funding, we will have to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

Our ability to enter into new collaborations and to achieve success under existing collaborations is uncertain.

We have entered into, and may in the future enter into, collaborative arrangements, including our arrangement with Glaxo, for the marketing, sales and distribution of our product candidates, which require, or may require, us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our product candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements.

We cannot be certain that any of these parties, including Glaxo, will fulfill their obligations in a manner consistent with our best interests. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements, the activities under current corporate collaboration agreements or the termination of existing corporate collaboration agreements.

We may not be able to successfully develop in-licensed product candidates, which could prevent us from commercializing them.

We intend to explore opportunities to expand our product portfolio by acquiring or in-licensing products and/or product development candidates. In July 2003, we entered into an agreement with EpiCept, under which we obtained exclusive rights to develop and commercialize in North America EpiCept’s sterile lidocaine patch which is being developed for the management of postoperative incisional pain. Although we conduct extensive evaluations of product candidate opportunities as part of our due diligence efforts, there can be no assurance that our product development efforts related thereto will be successful or that we will not become aware of issues or complications that will cause us to alter, delay or terminate our product development efforts. Additionally, while we have built certain capabilities as an organization in executing the development plan for alvimopan, in-licensed products such as this sterile patch product will require capabilities and expertise which we do not currently possess, and there is no assurance that we will be able to develop or acquire these capabilities. If we do not develop or acquire these capabilities, we may not be able to commercialize our in-licensed products and technologies.

Because our product candidates are in development, there is a high risk that further development and testing will demonstrate that our product candidates are not suitable for commercialization.

We have no products that have received regulatory approval for commercial sale. All of our product candidates, including alvimopan, are in development, and we face the substantial risks of failure inherent in developing drugs based on new technologies. Our product candidates must satisfy rigorous standards of safety and efficacy before the FDA and foreign regulatory authorities will approve them for commercial use. To satisfy these standards, we will need to conduct significant additional research, animal testing, or preclinical testing, and human testing, or clinical trials.

Preclinical testing and clinical development are long, expensive and uncertain processes. Failure can occur at any stage of testing. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. Based on results at any stage of clinical trials, we may decide to discontinue development of our product candidates.

We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier trials.

Product candidates that appear to be promising at earlier stages of development may not reach the market or be marketed successfully for a number of reasons, including, but not limited to, the following:

•	researchers may find during later preclinical testing or clinical trials that the product candidate is ineffective or has harmful side effects;

•	the number and types of patients available for extensive clinical trials may vary;

•	new information about the mechanisms by which a drug candidate works may adversely affect its development;

•	one or more competing products may be approved for the same or a similar disease condition, raising the hurdles to approval of the product candidate;

•	the product candidate may fail to receive necessary regulatory approval or clearance; or

•	competitors may market equivalent or superior products.

We have limited commercial manufacturing capability and expertise. If we are unable to contract with third parties to manufacture our products in sufficient quantities, at an acceptable cost and in compliance with regulatory requirements, we may be unable to obtain regulatory approvals, or to meet demand for our products.

Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have depended and expect to continue to depend on third parties for the manufacture of our compounds for preclinical, clinical and commercial purposes in their manufacturing facilities. We are highly dependent on our current contract manufacturers because manufacturing processes which are important to us have been developed by those manufacturers. It is difficult and expensive to change contract manufacturers for pharmaceutical products, particularly when the products are under regulatory review in an NDA process. We currently do not have long-term supply agreements with our third party manufacturers. We may not be able to contract for the manufacture of sufficient quantities of the products we develop, or even to meet our needs for pre-clinical or clinical development.

To receive regulatory approval for alvimopan, our contract manufacturers will be required to obtain approval for their manufacturing facilities to manufacture alvimopan. FDA approval for our contract manufacturing facilities to manufacture alvimopan may not be obtained. We will also be required to submit, in an NDA, information and data regarding chemistry, manufacturing and controls which satisfies the FDA that our contract manufacturers are able to make alvimopan in accordance with cGMPs. Third parties with which we contract may have problems complying, or maintaining compliance with, cGMPs. Under cGMPs, our manufacturers will be required to manufacture our products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control activities. We are dependent on our third party manufacturers to comply with these regulations in the manufacture of our products. The failure of any third party manufacturer to comply with applicable government regulations could substantially harm and delay or prevent regulatory approval and marketing of alvimopan. If these third party manufacturers fail to perform in compliance with these regulations, we may be compelled to delay our development efforts. Our products may be in competition with other products for access to facilities of third parties and suitable alternatives may be unavailable. Consequently, our products may be subject to delays in manufacture if outside contractors give other products greater priority than our products. For this and other reasons, third parties may not be able to manufacture these products in a cost-effective or timely manner. If the manufacture of these products does not occur in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products, if any are approved, on a timely basis could be impaired or precluded. We may not be able to enter into necessary third-party manufacturing arrangements on acceptable terms, if at all. Our dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products, if any are approved, on a timely and competitive basis.

We maintain a relationship with Torcan Chemical Ltd. for the supply of the active pharmaceutical ingredient (“API”) in alvimopan. We also maintain a relationship with Girindus AG as an additional supplier of API for alvimopan. We maintain a relationship with Pharmaceutics International Inc. for the supply of alvimopan finished capsules, and a relationship with Sharp Corporation for the packaging of alvimopan finished capsules. We have no formal commercial supply arrangement as yet with any of these parties. We also rely upon these parties for the performance of scale-up and other development activities, and for the maintenance and testing of product pursuant to applicable stability programs.

Clinical trials in our Phase III alvimopan program use drug product incorporating active pharmaceutical ingredient manufactured by two different contract manufacturing facilities, one of which is no longer in business. Our efforts to obtain regulatory approval for alvimopan may be impaired as a result of using material from two different contract manufacturing facilities.

We also expect to depend on third parties to manufacture product candidates we may acquire or in-license, including the sterile patch product we in-licensed from EpiCept. We have no experience in manufacturing sterile patch products and will need to develop our own internal capabilities and external relationships in that regard, as well as assess the capabilities of third party manufacturers that have been involved in the manufacture of this product candidate to date.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval and depend on third parties to conduct our clinical trials.

We have limited experience in managing clinical trials, and delays or terminations of clinical trials we are conducting or may undertake in the future could impair our development of product candidates. Delay or termination of any clinical trials could result from a number of factors, including adverse events, stringent enrollment requirements, slow rate of enrollment, competition with other clinical trials for eligible patients, and geographical considerations and other factors. We are subject to the risk that subjects enrolled in our clinical studies may discontinue their participation at anytime during the study as a result of a number of factors, including, withdrawing their consent or experiencing adverse clinical events which may or may not be judged related to our product candidates under evaluation.

We contract with third parties to conduct our clinical trials, including the clinical trials in our Phase III POI program. We are subject to the risk that these third parties fail to perform their obligations properly and in compliance with applicable FDA and other governmental regulations. The failure of any third party to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our product candidates. If these third parties fail to perform their obligations properly and in compliance with applicable regulations, we may be compelled to delay our development efforts, and our business could be harmed.

The concept of developing peripherally acting opioid analgesics and opioid antagonist drugs is relatively new and may not lead to commercially successful drugs.

Peripherally acting compounds given to patients as potential drugs are designed to exert their effects outside the brain and spinal cord in contrast to centrally acting compounds which are designed to exert their effects on the brain or spinal cord. We are developing alvimopan as a peripherally acting opioid antagonist. An opioid antagonist is designed to block the effects of the opioid at the receptor level; in the case of alvimopan, it is designed to block the unwanted effects of opioid analgesics on the gastrointestinal tract. Since there are no products on the market comparable to our product candidates, we do not have any historical or comparative sales data to rely upon to indicate that peripherally acting opioid analgesic or peripherally acting opioid antagonist drugs will achieve commercial success in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our product candidates;

•	cost-effectiveness of our product candidates relative to competing products;

•	the availability of government or third-party payor reimbursement for our product candidates; and

•	the effectiveness of marketing and distribution efforts by us, our collaborators and our licensees and distributors.

Other products that are currently sold for pain management are already recognized as safe and effective and have a history of successful sales in the United States and elsewhere. Our new products in this area, if any, will be competing with drugs that have been approved by the FDA and have demonstrated commercial success in the United States and elsewhere.

Our product candidate alvimopan is under investigation in POI and OBD for use in patients taking opioid analgesics and reduction in the use of opioid analgesics would reduce the potential market for alvimopan.

If the use of drugs or techniques which reduce the requirement for mu-opioids increases, the demand for alvimopan would be decreased. Various techniques to reduce the use of opioids are used in an attempt to reduce the impact of opioid side effects. The use of local anesthetics in epidural catheters during and after surgery with the continuation of the epidural into the post-operative period can reduce or eliminate the use of opioids. Non-steroidal inflammatory agents may also reduce total opioid requirements. Continuous infusion of local anesthetic into a wound or near major nerves can reduce the use of opioids in limited types of procedures and pain states. Novel analgesics which act at non-mu-opioid receptors to provide pain relief or to enhance opioid analgesia are under development but have not yet demonstrated wide clinical applicability in humans. While each of these opioid alternatives has limitations and opioid use continues at significant levels, further adoption of such alternatives would reduce potential future demand for alvimopan.

If competitors develop and market products that are more effective, have fewer side effects, are less expensive than our product candidates or offer other advantages, our commercial opportunities will be limited.

Other companies have product candidates in clinical trials to treat the conditions for which we are seeking to ultimately treat. These competing potential drugs may result in effective, commercially successful products. Even if our collaborators or we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Our competitors may succeed in developing products either that are more effective than those that we may develop, or that they market before we market any products we may develop.

We face competition in our specific areas of focus. Our product candidate, alvimopan, is under investigation for use in POI and OBD in patients who are taking opioids for pain relief. If the use of opioids in these patient populations decreases, the potential market for alvimopan would be adversely affected. There are various surgical techniques in use and under investigation to reduce the use of opioids in patients in order to reduce the impact of opioid side effects in these patients. If new techniques become widely adopted which reduce the use of opioids, it would have a negative impact on the potential market for alvimopan. In addition, many companies have developed and are developing analgesic products that compete with opioids or which, if approved, would compete with opioids. If these analgesics reduce the use of opioids, it would have a negative impact on the potential market for alvimopan.

We believe that Progenics Pharmaceuticals, Inc. is developing methylnaltrexone for potential use with opioids for bowel dysfunction and POI. We also believe a European specialist pharmaceutical company with a focus on the gastrointestinal market, is in preclinical development in the area of peripheral opioid antagonists for use in opioid induced constipation. There are currently FDA approved products for use in treating irritable bowel syndrome which others may explore for utility in our areas of development for alvimopan. There may be additional competitive products about which we are not aware. If our competitors are able to reach the commercial market before we are, this could have a material adverse effect on our ability to reach the commercial market and sell our products.

Our competitors include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:

•	attract qualified personnel;

•	attract partners for acquisitions, joint ventures or other collaborations; and

•	license proprietary technology that is competitive with our technology.

The successful entrance by our competitors into partnering arrangements or license agreements with academic research institutions will preclude us from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find an acceptable substitute.

Because we are not certain we will obtain necessary regulatory approvals to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize any of our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether we will obtain regulatory clearance for any product candidate we develop. We cannot market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and the FDA’s extensive regulatory clearance process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources for research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Since neither the FDA nor international regulatory authorities have approved peripherally restricted narcotic antagonist drugs for marketing, we do not know whether our research and clinical approaches to developing new products for the pain management market will lead to drugs that the FDA will consider safe and effective for indicated uses. Before receiving FDA approval to market a product, we must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

We do not know whether our existing or any future clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our product candidates will prevent receipt of FDA and foreign regulatory approvals and, ultimately, commercialization of our product candidates. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development and regulatory interpretations of clinical benefit and clinical risk. Regulatory clearance that we may receive for a product candidate will be limited to those diseases and conditions for which we have demonstrated in clinical trials that the product candidate is safe and efficacious. Preclinical and clinical trials of our product candidates, including alvimopan, may not display the safety and efficacy necessary to obtain regulatory approvals. Drug development is a highly uncertain process. Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. Data obtained from non-clinical and clinical tests are susceptible to varying interpretations which may delay, limit or prevent regulatory approval.

If we receive regulatory approval for our product candidates and if we fail to comply with applicable FDA post marketing regulations or other regulatory requirements, we could be subject to criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory actions against our product or us.

The federal Controlled Substances Act might impose significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of certain of our product candidates.

The federal Controlled Substances Act imposes significant restrictions, licensing and regulatory requirements on the manufacturing, distribution and dispensing of controlled substances. Therefore, we must determine whether the Drug Enforcement Administration (“DEA”) would consider any of our product candidates to be a controlled substance. We believe that it is unlikely that any of our product candidates other than those which may act on the central nervous system may be subject to regulation as controlled substances.

Facilities that conduct research, manufacture or distribute controlled substances must be registered to perform these activities and have the security, control and accounting mechanisms required by the DEA to prevent loss and diversion. Failure to maintain compliance, particularly as manifested in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, results of operations and financial condition.

We may not obtain FDA approval to conduct clinical trials that are necessary to satisfy regulatory requirements.

Clinical trials are subject to oversight by institutional review boards and the FDA and:

•	must conform with the FDA’s good clinical practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	are subject to continuing FDA oversight; and

•	may require large numbers of test subjects.

Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an Investigational New Drug Application, or IND. We, or the FDA, may suspend clinical trials at any time if the subjects participating in the trials are exposed to unacceptable health risks, or if the FDA finds deficiencies in the IND application or the conduct of the trials.

Our business could suffer if we cannot attract, retain and motivate skilled personnel and cultivate key academic collaborations.

We are a small company, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel, including our president and chief executive officer, Bruce A. Peacock, who has entered into an employment agreement with us. Our success also depends on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists, biologists and clinical development personnel. If we lose the services of any of these personnel it could impede significantly the achievement of our research and development objectives. Failure to negotiate additional acceptable collaborations with academic institutions and scientists, or lack of success with respect to our existing academic collaborations, may delay our product development programs. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships. We do not maintain key man life insurance on any of our employees.

Companies and universities that have licensed product candidates to us for clinical development and marketing are sophisticated competitors that could develop similar products to compete with products we hope to develop.

Licensing product candidates from other companies, universities, or individuals does not prevent them from developing non-identical but competitive products for their own commercial purposes, nor from pursuing patent protection in areas that are competitive with us. The individuals who created these technologies are sophisticated scientists and business people who may continue to do research and development and seek patent protection in the same areas that led to the discovery of the product candidates that they licensed to us. The development and commercialization of successful new drugs from our research program is likely to attract additional research by our licensors and by other investigators who have experience in developing products for the pain management market. By virtue of the previous research that led to the discovery of the drugs or product candidates that they licensed to us, these companies, universities, or individuals may be able to develop and market competitive products in less time than might be required to develop a product with which they have no prior experience.

If we breach our licensing agreements, we will lose significant benefits and may be exposed to liability for damages.

We may breach the agreements under which we license commercialization or development rights and may thereby lose license rights that are important. We license rights to products and technology that are relevant to our business, including among others our exclusive worldwide license to alvimopan from Roberts Laboratories, Inc. and our license from Eli Lilly relating to peripherally selective opioid antagonists. We are subject to various obligations with respect to these agreements, including development responsibilities, royalty and other payments and regulatory obligations. If we fail to comply with these requirements or otherwise breach a license agreement or contract, the licensor or other contracting party may have the right to terminate the license or contract in whole or in part or change the exclusive nature of the arrangement. In such event we would not only lose all or part of the benefit of the arrangement but also may be exposed to potential liabilities for breach in the form of damages or other penalties.

It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights; we may be sued by others for infringing their intellectual property.

Our commercial success will depend in part on obtaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the breadth of claims allowed in our patents or those of our collaborators.

Others have filed and in the future are likely to file patent applications covering products and technologies that are similar, identical or competitive to ours. Others may have patents or patent applications that may overlap with patents or a patent application that we have in-licensed covering certain receptors. We cannot assure that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, nor that we or our licensor will not be involved in interference proceedings before the United States Patent and Trademark Office.

Although no third party has asserted a claim of infringement against us, others may hold proprietary rights that will prevent our product candidates from being marketed unless we can obtain a license to those proprietary rights. Any patent related legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to our products and processes could subject us to potential liability for damages and require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. There has been, and we believe that there will continue to be, significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume substantial managerial and financial resources.

We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to protect adequately our trade secrets or other proprietary information. Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, our ability to receive patent protection or protect our proprietary information may be imperiled.

Others may hold proprietary rights that will prevent our product candidates from being marketed unless we are able to obtain a license to those proprietary rights. We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license such technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not fully control the prosecution of patents relating to in-licensed technology, and accordingly are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

If we are unable to develop sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

We currently have no sales or distribution capability and limited marketing capabilities. In order to commercialize products, if any are approved, we must internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. If we obtain FDA approval, we intend to market some products directly and rely on relationships with established pharmaceutical companies to market other products. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues may be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors.

Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities; or

•	private health insurers and third party payors.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means may limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement pharmaceutical pricing and cost control measures under government health care programs such as Medicare and Medicaid. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Cost control initiatives could decrease the price that any of our collaborators or we would receive for any products in the future and may impede patients’ ability to obtain reimbursement under their insurance program for our products. Further, cost control initiatives could adversely affect our collaborators’ ability to commercialize our products, and our ability to realize royalties from such commercialization.

If we engage in an acquisition or business combination, we will incur a variety of risks that could adversely affect our business operations or our stockholders.

From time to time we have considered, and we will continue to consider in the future, if and when any appropriate opportunities become available, strategic business initiatives intended to further the development of our business. These initiatives may include acquiring businesses, technologies or products or entering into a business combination with another company. If we do pursue such a strategy, we could, among other things:

•	issue equity securities that would dilute our current stockholders’ percentage ownership;

•	incur substantial debt that may place strains on our operations;

•	spend substantial operational, financial and management resources in integrating new businesses, technologies and products;

•	assume substantial actual or contingent liabilities; or

•	merge with or otherwise enter into a business combination with, another company in which our stockholders would receive cash or shares of the other company or a combination of both on terms that our stockholders may not deem desirable.

We are not in a position to predict what, if any, collaborations, alliances or other transactions may result or how, when or if these activities would have a material effect on us or the development of our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit or cease commercialization of our products.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease commercialization of our products. We currently carry clinical trial insurance at a level we believe is commercially reasonable but do not carry product liability insurance. Our corporate collaborators or we may not be able to obtain insurance at a reasonable cost, if at all. There is no assurance that our clinical trial insurance will be adequate to cover claims that may arise. If we cannot obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims we may be prevented from commercializing our products. We enter into indemnification agreements where we indemnify third parties such as investigators for certain product liability claims related to our products under investigation. These indemnification obligations may cause us to pay significant sums of money for claims that are covered by these indemnifications.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We use radioactivity in conducting biological assays and we use solvents that could be flammable in conducting our research and development activities. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We do not maintain a separate insurance policy for these types of risks. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Certain provisions of our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation and restated by laws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

We have shares of our common stock and preferred stock available for future issuance without stockholder approval. The existence of unissued common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, which would protect the continuity of our management.

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with the term of one such class expiring each year, and we have eliminated the ability of our stockholders to consent in writing to the taking of any action pursuant to Section 228 of the Delaware General Corporation Law.

In addition, we adopted a shareholder rights plan, the effect of which may be to make an acquisition of the company more difficult.

Under our collaboration agreement with Glaxo, there are certain limitations on Glaxo’s ability to acquire our securities. These limitations make it more difficult for Glaxo to acquire us, even if such an acquisition would benefit our stockholders.

During and for one year after the term of the collaboration agreement, Glaxo and its affiliates will not, alone or with others, except as permitted under limited circumstances:

•	acquire or agree to acquire, directly or indirectly, any direct or indirect beneficial ownership or interest in any of our securities or securities convertible into or exchangeable for any of our securities;

•	make or participate in any solicitation of proxies to vote in connection with us;

•	form, join or in any way participate in a group with respect to our voting securities;

•	acquire or agree to acquire, directly or indirectly, any of our assets or rights to acquire our assets, unless we are selling those assets at that time; or

•	otherwise seek to change the control of us or propose any matter to be voted on by our stockholders or nominate any person as a director of us who is not nominated by the then incumbent directors.

The limitations on Glaxo do not prevent Glaxo, among other things, from acquiring our securities in certain circumstances following initiation by a third party of an unsolicited tender offer to purchase more than a certain percentage of any class of our publicly traded securities.

New investors will experience immediate and substantial dilution and this offering could lead to a decline of the price of our common stock.

The purchase price of the shares of common stock offered by this prospectus may be substantially higher than the unaudited pro forma tangible book value of our outstanding equity shares. Investors who purchase shares in any offering pursuant to this registration statement may therefore experience immediate and substantial dilution in the tangible net book value of their investment. Subsequent sales of common stock could also have the effect of lowering our stock price, thereby increasing the number of shares issuable and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of our shares.

The perceived risk associated with the possible sale of a large number of shares of our common stock could cause some of our stockholders to sell their stock, which might cause the price of our stock to decline. In addition, actual or anticipated downward pressures on our stock price due to actual or anticipated sales of stock could cause some institutions or individuals to engage in short sales of our common stock, which may cause the price of our stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements made in this prospectus and in our reports and public filings incorporated by reference in this prospectus are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

•	our product development efforts, including results from clinical trials;

•	anticipated dates of clinical trial initiation, completion, and announcement of trial results;

•	anticipated trial results and regulatory filing dates for our product candidates;

•	the status and anticipated timing of regulatory approval, if any, for our product candidates;

•	analysis and interpretation of data by regulatory authorities;

•	anticipated operating losses and capital expenditures;

•	our intentions regarding the establishment of collaborations;

•	anticipated efforts of our collaborators;

•	estimates of the market opportunity and the commercialization plans for our product candidates, including our plans for the development of a sales force;

•	our intention to rely on third parties for manufacturing; and

•	our ability to raise additional capital.

In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “target”, “goal”, “continue”, or the negative of such terms or other similar expressions. Factors that might cause or contribute to differences include, but are not limited to, those discussed elsewhere in this prospectus, including in the “Certain Risks Related to Our Business” section of this prospectus, and the risks discussed in our SEC filings which are incorporated by reference.

We urge you to carefully review and consider the disclosures found in these filings, all of which are available in the SEC EDGAR database at www.sec.gov. Given the uncertainties affecting pharmaceutical companies in the development stage, you are cautioned not to place undue reliance on any such forward-looking statements, any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) publicly update or revise the statements made herein or the risk factors that may relate thereto whether as a result of new information, future events, or otherwise.

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and related Notes thereto included in our SEC filings.

USE OF PROCEEDS

Except as otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the common stock for general corporate purposes, which may include increasing our working capital, acquisitions, in-licensing of products or technologies and capital expenditures. When shares of our common stock are offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. Pending the application of net proceeds for these purposes, we expect to invest the proceeds in short-term investments, consisting primarily of investment-grade fixed income securities including corporate bonds and U.S. Treasury obligations.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to 7,500,000 shares of our common stock, par value $0.0001 per share.

When shares of our common stock are offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities, as well as a complete description of the common stock to be offered pursuant to the prospectus supplement. The summary description of common stock included in this prospectus is not meant to be a complete description.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 99,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of August 31, 2003, there were 31,679,201 shares of our common stock outstanding.

The holders of our common stock are entitled to such dividends as our board of directors may declare from legally available funds. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our restated bylaws.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of July 31, 2003, no shares of our preferred stock were outstanding. Our amended and restated certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by our board of directors resolutions issuing such shares.

Shareholder Rights Plan.    Our board of directors adopted a Shareholder Rights Plan (the “Rights Plan”) in February 2001. Under the Rights Plan, preferred stock purchase rights (each, a “Right”) were distributed as a dividend at the rate of one Right for each share of common stock outstanding as of the close of business on February 20, 2001 and automatically attach to shares issued thereafter. Each Right entitles the holder to purchase one ten-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at an exercise price of $155.00 (the “Exercise Price”) per Right. In general, the Rights will be exercisable if a person or group (“Acquiring Person”) becomes the beneficial owner of 15% or more of our outstanding common stock or announces a tender offer for 15% or more of our common stock. When the Rights become exercisable, a holder, other than the Acquiring Person, will have the right to receive upon exercise common stock having a value equal to two times the Exercise Price of the Right. Our board of directors will in general be entitled to redeem the Rights for $.0001 per Right at any time prior to the occurrence of the stock acquisition events described above. If not redeemed, the Rights will expire on February 19, 2011.

Registration Rights

As of July 31, 2003, the holders of approximately 2,616,490 shares of our common stock may, under certain circumstances, require us to file a registration statement under the Securities Act. We are required to use our best efforts to effect the registration, subject to certain conditions and limitations. In addition, in the event that we propose to register any of our securities under the Securities Act, for our own account or the account of our other securityholders, we will send notice of the proposed registration to holders of the shares eligible for registration rights. Subject to certain conditions and limitations, these holders may elect to register their eligible shares. We sent such a notice in connection with the shares registered pursuant to the registration statement of which this prospectus is a part. No holders of shares of our common stock elected to register those shares on the registration statement of which this prospectus is a part.

Options

As of August 31, 2003, options granted under the Amended and Restated 1994 Equity Compensation Plan (the “1994 Plan”) to purchase a total of 2,830,444 shares of common stock were outstanding at a weighted average exercise price of $11.12. As of August 31, 2003, options granted under the 2003 Stock-Based Incentive Compensation Plan (the “2003 Plan”) to purchase a total of 88,167 shares of common stock were outstanding at a weighted average exercise price of $13.78.

In April 2002, we entered into option agreements with our Chief Executive Officer Bruce A. Peacock in connection with the commencement of his employment under which we granted Mr. Peacock non-qualified options to purchase an aggregate of 540,000 shares of our common stock at the exercise price of $14.81 per share. These option agreements are in addition to option grants Mr. Peacock has received under the 1994 Plan.

Anti-takeover provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

•	prior to such time our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the person.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Board of Directors

Our amended and restated certificate of incorporation provides for the board of directors to be divided into three classes, with the term of one such class expiring each year. Our amended and restated certificate of incorporation and bylaws provide that our board of directors has the authority to determine the number of directors to constitute the board. Further, subject to the rights of the holders of any series of our preferred stock, if any, our amended and restated certificate of incorporation and restated bylaws authorize our board of directors to elect additional directors under specified circumstances and fill any vacancies that occur in our board of directors by reason of death, resignation, removal, or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his or her successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our amended and restated certificate of incorporation and restated bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

Shareholder Rights Plan

The Rights distributed under the Rights Plan have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the Rights have been redeemed. However, the Rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the Rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of our outstanding common stock.

Preferred Stock

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

Indemnification

There are, in our amended and restated certificate of incorporation and restated bylaws, provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

Restated Bylaws

Our bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our board of directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

Written Consent of Stockholders

Our amended and restated certificate of incorporation does not permit our stockholders to consent in writing to the taking of any action. Under our restated bylaws, a special meeting of stockholders may be called by the holders of a majority of the outstanding shares of common stock entitled to vote at the meeting.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is StockTrans, Inc. The Transfer Agent’s address is 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003, and its telephone number is (610) 649-7300.

PLAN OF DISTRIBUTION

We may sell our common stock to one or more underwriters for public offering and sale by them and may also sell the common stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of common stock will be named in the applicable prospectus supplement. We have reserved the right to sell common stock directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The distribution of the common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Sales of common stock may be effected from time to time in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of those methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell common stock upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of common stock, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a reasonable efforts basis and a dealer will purchase common stock as a principal, and may then resell such common stock at varying prices to be determined by the dealer.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for expenses.

To facilitate an offering at a fixed price of shares of common stock, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of the common stock. This may include over-allotments or short sales of the common stock, which involves the sale by persons participating in the offering of more shares of common stock than have been sold to them by us. In those circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the SEC’s regional offices located at 233 Broadway, New York, New York 20549 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or to a document incorporated or deemed to be incorporated by reference in the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Current Report on Form 8-K/A, filed on October 10, 2003.

•	Current Report on Form 8-K, filed on September 24, 2003.

•	Current Report on Form 8-K, filed on August 18, 2003.

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed on August 7, 2003.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 14, 2003.

•	Current Report on Form 8-K, filed on April 14, 2003.

•	Amendment No. 1 to Registration Statement on Form 8-A, filed on April 8, 2003.

•	Definitive Proxy Statement, filed on April 1, 2003.

•	Annual Report on Form 10-K for the period ended December 31, 2002, filed on March 18, 2003.

•	Current Report on Form 8-K, filed on February 12, 2003.

•	Registration Statement on Form 8-A, filed on February 22, 2001.

•	Registration Statement on Form 8-A, filed on March 21, 2000.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Investor Relations, Adolor Corporation, 700 Pennsylvania Drive, Exton, PA 19341 (telephone 484-595-1500). The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. As of September 30, 2003, Dechert LLP beneficially owned 5,000 shares of our common stock, and attorneys associated with Dechert LLP who provided legal advice in connection with this registration statement beneficially owned an aggregate of 3,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Adolor Corporation and Subsidiary, a development stage company, as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this prospectus and in this registration statement, in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

6,000,000 Shares

Adolor Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Lehman Brothers

Pacific Growth Equities, LLC

Adams, Harkness & Hill, Inc.

First Albany Corporation

November 5, 2003